

July 15, 2013

Charles Ryan
Chief Financial Officer
Erickson Air-Crane Incorporated
5550 SW Macadam Avenue, Suite 200
Portland, Oregon 97239

> **Re:** **Erickson Air-Crane Incorporated**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **File No. 001-35482**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2013**
> **Filed May 9, 2013**
> **File No. 001-35482**
>
> **Form 8-K/A as of May 2, 2013**
> **Filed June 10, 2013**
> **File No. 001-35482**

Dear Mr. Ryan:

We have reviewed your response dated July 11, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A as of May 2, 2013, Filed June 10, 2013

Exhibit 99.3 – Pro Forma Financial Information

Note 2. Purchase Price and Financing Considerations, page 5

1. Refer to the allocation table provided on page 7. Please add footnote cross-references to the columns for net assets not acquired and fair value adjustments, as applicable. In this regard,

we note footnote (b) to the table indicates these amounts are explained in the remaining footnotes, but the footnote applicable to each amount is unclear. Our comment applies to the table on page 20, as well.

Note 3A-6: McMinnville Headquarter Adjustment, page 7

2. We note your response and added disclosure related to our previous comment 6. Our comment related to the fact that the amount of the goodwill adjustment in your narrative disclosure differs from the amount of the goodwill A-6 adjustment in your tabular presentation. Specifically, your narrative disclosure indicates $0.9 million to prepaid expenses and $1.7 million to goodwill, while the tabular presentation, footnoted A-6, indicates $0.9 million to prepaid expenses and $0.9 million to goodwill. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief